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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-26744

PATRIOT BANK CORP.

(Exact name of registrant as specified in its charter)

High and Hanover Streets, Pottstown, Pennsylvania 19464-9963, (610) 323-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: *

*All of the shares of Common Stock, no par value, of the registrant were cancelled in connection with the merger of the registrant with and into Susquehanna Bancshares, Inc., which became effective as of 12:01 a.m. on June 10, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934 Patriot Bank Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.**

Date:	June 10, 2004	By:	/s/ William J. Reuter

Chairman, President and Chief Executive Officer

**Pursuant to Rule 12g-4(b) under the Securities and Exchange Act of 1934, this certification is signed by an officer of Susquehanna Bancshares, Inc., the registrant’s successor issuer.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069(3-99)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.